November 9, 2010
VIA EDGAR AND FEDERAL EXPRESS DELIVERY
Mr. Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Rockville Financial New, Inc. Registration Statement on Form S-1 Filed September 16, 2010 File No. 333-169439
Dear Mr. Webb:
     On behalf of Rockville Financial New, Inc. (the “Company”), filed simultaneously herewith is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Second Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 initially filed by the Company on October 27, 2010.
     The Second Amended Registration Statement is filed in response to the staff’s comment letter dated November 1, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments.
Form S-1/A filed October 27, 2010
Compensation Discussion and Analysis
Incentive Compensation, page 125.
1.	Please revise to disclose targets or goals other than net income that were established for 2009 incentive compensation. Alternatively, revise to clarify, if accurate, that no other performance targets or goals were established.
     Response to Comment No. 1:
     Please see the revised disclosure on page 125 of the prospectus included in the Second Amended Registration Statement. A clarification as requested was added to the Second Amended Registration Statement as requested in Comment No. 1.

Mr. Mark Webb
U.S. Securities and Exchange Commission
November 9, 2010

Certain Relationships and Related Transactions, page 143.
2.	We note your response to comment 16 in our letter dated October 12, 2010. We are unable to locate the disclosure required by Item 404(b) of Regulation S-K. Please advise.
     Response to Comment No. 2:
     Please see the revised disclosure on page 143 of the prospectus included in the Second Amended Registration Statement. The required disclosure was added to the Second Amended Registration Statement as requested in Comment No. 2.
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     Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (860) 331-2626.
Very truly yours,
Hinckley, Allen & Snyder LLP
William W. Bouton, III
Enclosures

cc:	Michael R. Clampitt, U.S. Securities and Exchange Commission
Matt McNair, U.S. Securities and Exchange Commission
Paul Cline, U.S. Securities and Exchange Commission
Kevin W. Vaughn, U.S. Securities and Exchange Commission
William J. McGurk, Rockville Bank
John T. Lund, Rockville Bank
Joseph F. Jeamel, Jr., Rockville Bank
Howard Stanton, Rockville Bank
Marliese Shaw, Rockville Bank
Judy Keppner Clark, Rockville Bank
Patricia A. McJoynt, Keefe Bruyette & Woods, Inc.
James S. Fleischer, Silver, Freedman & Taff, L.L.P.
Beth Freedman, Silver, Freedman & Taff, L.L.P.
Ronald J. Moccio, Jr., Wolf & Company, P.C.
Mark A. O’Connell, Wolf & Company, P.C.
John J. Doherty, Wolf & Company, P.C.
Eileen Crowley, Deloitte & Touche LLP
Ronald S. Riggins, RP Financial, LC.
James P. Hennessey, RP Financial, LC.
Trisha L. Cronk, RP Financial, LC.